SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 31, 2005

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements of

UNILENS VISION INC.

Nine months ended March 31, 2005 and 2004

(unaudited)

Report date – May 25, 2005

UNILENS VISION INC.

(the “Company”)

Financial Statements

Nine Months Ended March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

/s/ Alfred W. Vitale	/s/ Michael J. Pecora
President and Chief Executive Officer	Chief Financial Officer

May 25, 2005

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(expressed in U.S. dollars)

	March 31, 2005	June 30, 2004
ASSETS

CURRENT

Cash and cash equivalents	$350,750	$472,439
Accounts receivable	708,920	562,981
Royalties and other receivables	418,018	318,061
Inventories	877,676	703,753
Prepaid expenses	18,207	10,392
Future tax asset	710,500	710,500

Total current assets	3,084,071	2,778,126
PROPERTY, PLANT AND EQUIPMENT	184,694	201,084
OTHER ASSETS	28,794	45,240
FUTURE TAX ASSET	2,625,015	3,071,500

Total assets	$5,922,574	$6,095,950

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT

Accounts payable and accrued liabilities	$891,541	$846,978
Current portion of long-term debt –related party	—	100,000
Current portion of long-term debt	310,607	450,000

Total current liabilities	1,202,148	1,396,978
LONG-TERM DEBT – related party	—	300,000
LONG-TERM DEBT	—	388,139

Total liabilities	1,202,148	2,085,117

STOCKHOLDERS’ EQUITY
Capital stock (Note 1)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn. $10 each
100,000,000 Preference “B” shares at a par value of Cdn. $50 each
Issued and outstanding
4,193,815 common shares (June 30, 2004 – 4,178,815)	27,434,950	27,432,100
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(18,082)	(2,156)
Deficit	(22,705,412)	(23,428,081)

Total stockholders’ equity	4,720,426	4,010,833

Total liabilities and stockholders’ equity	$5,922,574	$6,095,950

Approved by the Directors:

Director: signed “Alfred W. Vitale”
Director: signed “William D. Baxter”

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED MARCH 31, 2005

(expressed in U.S. dollars)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
INCOME
Sales	$1,270,592	$1,023,340	$3,402,271	$2,957,395
Cost of sales	738,182	656,989	2,061,909	1,793,093

GROSS PROFIT	532,410	366,351	1,340,362	1,164,302

EXPENSES
Sales and marketing	264,859	192,190	666,940	578,242
Administration	216,404	227,023	590,583	658,217
Research and development	18,335	14,283	48,505	40,818

	499,598	433,496	1,306,028	1,277,277

Income (loss) from operations	32,812	(67,145)	34,334	(112,975)

OTHER ITEMS
Royalty Income	414,207	212,054	1,158,424	623,721
Other Income (expense)	601	22	(1,330)	3,303
Interest (expense) recovery on long-term debt	(6,830)	(7,802)	(22,274)	(26,230)

	407,978	204,274	1,134,820	600,794

Income before tax and extraordinary item:	440,790	137,129	1,169,154	487,819
Net deferred income tax expense	168,584	73,082	446,485	222,814

Income before extraordinary item (EOI)	272,206	64,047	722,669	265,005
Net extraordinary item:
Gain on extinguishment of debt - net of associated expenses and applicable income taxes of	—	—	—	2,011,168

Net income for the period	272,206	64,047	722,669	2,276,173

Other comprehensive loss:
Foreign currency translation adjustment	30	(4,292)	(719)	(3,817)

Comprehensive income for the period	$272,236	$59,755	$721,950	$2,272,356

Income per common share before EOI:
Basic	$0.06	$0.02	$0.17	$0.06

Diluted	$0.06	$0.02	$0.16	$0.06

Income per share from EOI:
Basic	$0.00	$0.00	$0.00	$0.50

Diluted	$0.00	$0.00	$0.00	$0.50

Income per common share
Basic	$0.06	$0.02	$0.17	$0.56

Diluted	$0.06	$0.02	$0.16	$0.56

Weighted average number of common shares outstanding during the period:
Basic	4,193,815	4,163,815	4,193,815	4,034,815
Effect of dilutive options	290,490	—	275,931	9,489

Diluted	4,484,305	4,163,815	4,469,746	4,044,304

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED MARCH 31, 2005

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital ($)	Cumulative Translation Adjustment ($)	Retained Earnings (Deficit) ($)	Total ($)
	Number of shares	Amount ($)
Balance, June 30, 2003	3,838,815	27,367,615	—	(778)	(29,504,815)	(2,137,978)
Common stock issued for cash at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash at $0.1823 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833

Common stock issued for cash at $0.19 per share in March 2005	15,000	2,850				2,850
Cumulative translation adjustment				(15,926)		(15,926)
Income for the period					722,669	722,669

Balance, March 31, 2005	4,193,815	27,434,950	8,970	(18,082)	(22,705,412)	4,720,426

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED MARCH 31, 2005

(expressed in U.S. dollars)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES

Net income for the period	$272,206	$64,047	$722,669	$2,276,173
Adjustments to reconcile to net cash provided (used) by operating activities:
Amortization	18,406	25,033	58,411	77,204
Amortization of tax asset	168,584	73,082	446,485	1,436,222
Gain on extinguishments of debt- net of costs	—	—	—	(3,224,576)
Stock-based compensation	—	2,990	—	5,980
Amortization of discount on long-term debt	—	—	—	—
Net change in non-cash working capital items (Note 2):	(217,808)	213,371	(387,021)	55,098

Cash flows from operating activities	241,388	378,523	840,544	626,101

FINANCING ACTIVITIES
Repayment of long term debt –related party	(325,000)	—	(400,000)	—
Repayment of long term debt	(192,406)	(127,615)	(527,531)	(330,834)
Capital stock issued for cash	2,850	—	2,850	61,749

Cash flows from financing activities	(514,556)	(127,615)	(924,681)	(269,085)

INVESTING ACTIVITIES
Purchase of capital and other assets	(12,975)	(82,386)	(36,833)	(105,830)

Cash flows from investing activities	(12,975)	(82,386)	(36,833)	(105,830)

Increase (decrease) in cash	(286,143)	168,522	(120,970)	251,186
Effect of exchange rate changes on cash	6,418	(4,292)	(719)	(3,817)
CASH, BEGINNING OF PERIOD	630,475	284,468	472,439	201,329

CASH, END OF PERIOD	$350,750	$448,698	$350,750	$448,698

Supplemental disclosure of cash flow information:

Cash paid during period for income tax	$—	$—	$—	$—

Cash paid during period for interest	$6,798	$7,591	$22,274	$34,196

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(Expressed in U. S. Dollars)

The accompanying consolidate financial statements (the “Financial Statements”) for the interim period ended March 31, 2005 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principals generally accepted in the Canada, except as disclosed in Note 4 hereto, iii) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2004. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report. Certain of the prior period comparative figures in the Financial Statements have been reclassified to conform with the presentation adopted for the current period.

1.	CAPITAL STOCK

	Nine Months Ended March 31, 2005		Nine Months Ended March 31, 2004
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding

Balance, beginning of period	4,178,815	$27,432,100	3,838,815	$27,367,615
Exercise of options for cash	15,000	2,850	325,000	61,750

Balance, end of period	4,193,815	$27,434,950	4,163,815	$27,429,365

Stock Option Plan, Incentive Stock Options, and Warrants

The Company grants share purchase options form time to time in accordance with the terms of its stock option plan. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested and share purchase warrants that were outstanding at March 31, 2005:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
80,000	80,000	Cdn. $0.62	December 9, 2008
145,000	145,000	US $0.48	December 9, 2008
45,000	45,000	Cdn. $0.95	March 3, 2009
80,000	80,000	US $0.71	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010

380,000	380,000

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(Expressed in U. S. Dollars)

1.	CAPITAL STOCK (Cont’d)

Stock Based Compensation

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Income as reported:	$722,669	$2,276,173

Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	—

Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(27,281)	(87,283)

Pro-forma income	$695,388	$2,188,890

Income per common share, as reported

Basic	$0.17	$0.56

Diluted	$0.16	$0.56

Pro-forma income (loss) per common share

Basic	$0.17	$0.54

Diluted	$0.16	$0.54

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years and the nine months ended March 31, 2005 were:

	Nine months ended March 31, 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002
Risk free interest rate	3.52%	2.75%	4.5%	3.88%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	121%	85%	303%	467%
Expected dividends	Nil	Nil	Nil	Nil
Weighted average estimated fair value per option issued	Cdn.$1.74	Cdn.$0.25	Cdn.$0.12	Cdn.$0.02

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(Expressed in U. S. Dollars)

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Net change in non- cash working capital items:

Receivables	$(85,083)	$78,675	$(245,895)	$(148,020)
Inventories	(288,974)	49,496	(173,923)	45,220
Other assets	9,007	472	3,445	3,614
Accounts payable and accrued liabilities	147,242	84,728	29,352	154,284

	$(217,808)	$213,371	$(387,021)	$55,098

3.	RELATED PARTY TRANSACTIONS

The Company had certain transaction with related parties during the periods presented below.

Type of transaction	Nature of relationship	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Accounting fees	To an officer	$4,479	$3,360
Interest charged to the Company	By an affiliated company	22,274	26,459

4.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Financial Statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing the Financial Statements from Cdn GAAP are described and quantified below.

There are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2004 and, for the nine months ended March 31, 2004, the consolidated statements of operations and deficit, and the consolidated statements of cash flows.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations and deficit, statement of cash flows, and statement of stockholders equity for the nine months ended March 31, 2005 and the Company’s consolidated balance sheet as at March 31, 2005.

Stock-based compensation

There were no material differences in the treatment stock-based compensation under US GAAP and Cdn GAAP for the years ended June 30, 2004, 2003, and 2002. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company will apply this change in accounting policy on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change. The effect of this change on the Company’s consolidated statements of operations and deficit for the nine months ended March 31, 2005 and the Company’s consolidated balance sheet as at March 31, 2005 is illustrated below.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(Expressed in U. S. Dollars)

4.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated Statements of Operations and Deficit

	Nine Months Ended March 31, 2005
	US GAAP	Adjustments	Cdn. GAAP
Net income for the period before the undernoted	$450,463	$—	$450,463
Adjustment for stock-based compensation	—	(27,252)	(27,252)

Net income for the period	450,463	(27,252)	423,211

Deficit, beginning of the period	(23,428,081)	—	(23,428,081)
Cumulative adjustment to recognize stock-based compensation	—	(121,887)	(121,887)

Deficit, beginning of the period as restated	(23,428,081)	(121,887)	(23,549,968)

Deficit, end of period	$(22,977,618)	$(121,887)	$(23,099,505)

Consolidated Balance Sheet

	March 31, 2005
	US GAAP	Adjustments	Cdn. GAAP
Stockholders’ equity
Issued and outstanding	$27,432,100	$—	$27,432,100
Additional paid-in capital	8,970	121,887	130,857
Cumulative translation adjustment	(9,293)	—	(9,293)
Deficit	(22,977,618)	(121,887)	(23,099,505)

Total shareholders’ equity	$4,454,159	$—	$4,454,159

5.	CONCENTRATIONS

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. As of March 31, 2005, the Company purchased approximately 24% of its inventory from that supplier (June 30, 2004-24%). At March 31, 2005, the Company owed this supplier approximately $48,460.

6.	NOTE PAYABLE – Related party

On March 28, 2005, the Company prepaid the remaining $325,000 balance on a term note with UNIINVEST Holding AG.

7.	ASSET PURCHASE/SUPPLY AGREEMENTS

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex® and SoftCon® product lines from CIBA Vision, the eye care unit of Novartis AG. Under the terms of the agreement, Unilens will pay CIBA Vision up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. The Company will also pay CIBA Vision a royalty ranging from 5% to 8% on all future non-inventory sales of the acquired product lines over the next five years. In addition, the Company entered into a supply agreement with CIBA Vision whereby the Company has the option, subject to certain restrictions, to purchase SoftCon® contact lenses from CIBA Vision over the next eighteen months. The Company will manufacture the Aquaflex and within eighteen months, the SoftCon product lines at its Largo Florida headquarters and manufacturing facility.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

MARCH 31, 2005

(Expressed in U. S. Dollars)

8.	SUBSEQUENT EVENT

On April 28, 2005, the Company through it’s wholly owned subsidiary Unilens Corp., USA signed a $1,000,000 line of credit with RBC Centura Bank. The bank facility is secured by the assets of Unilens Corp., USA and guaranteed by the Company. Borrowings under the line of credit will accrue interest at LIBOR base rate plus 2.5%.

Certification of Interim Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 25, 2005

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 25, 2005

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – MARCH 31, 2005

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the interim consolidated financial statements and notes thereto for the quarter ended March 31, 2005 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Prior to June 2004, the Company prepared its annual and interim consolidated financial statements in conformity with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported in those statements and the amounts that would have been reported had they been prepared in conformity with US GAAP. Note 18 to the consolidated financials statements for the year ended June 30, 2004 describes material differences between the amounts reported therein and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP. Note 4 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products from our manufacturing and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors and independent sales representatives. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following five categories: (i) soft molded multifocals; (ii) Soft lathe-cut multifocals; (iii) rigid gas permeable (RGP) multifocals; (iv) low vision lenses; and (v) replacement spherical and toric lenses. Our soft molded multifocal line consists of the C-Vue, a cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our soft lathe-cut multifocal products consist of the following: the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. During January 2005, we launched a new C-Vue55 Toric Multifocal lens for presbyopic patients with an astigmatism. Our RGP products consist of the following: the Unilens RGP™, a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus™, designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision™ is an aspheric lens, which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses, daily and extended wear lenses marketed under the Lombart brand including our newest acquisition of the Aquaflex and SofCon EW lenses acquired from CIBA Vision during February of 2005, and a soft toric multifocal contact lens, marketed under the LifeStyle brand, designed for patients with an astigmatism that require bifocal correction. Our lens products are marketed as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended May 31, 2005 (the “Current Quarter”) and includes relevant information up to May 25, 2005 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue® disposable multifocal and the C-Vue®Toric Multifocal introduced in January of 2005 continue to steadily increase and gain market share. Royalty income from the license of our key technologies, is a major component of our profitability, and increased 95% in the Current Quarter as compared to the quarter ending March 31, 2004 (the “Prior Quarter”).

Sales for the Current Quarter increased by 24% to $1,270,592, compared to $1,023,340 for the Prior Quarter. The increase primarily reflects continued growth in sales of the C-Vue brand of multifocal and toric multifocal contact lenses sold directly to eye care professionals. In addition, we acquired the SoftCon EW and Aquaflex brands from CIBA Vision at the end of February that account for approximately 5% of sales during the quarter ending March 31, 2005. Net income before tax for the Current Quarter was $440,790 primarily resulting from the license of our key technologies to Bausch and Lomb. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. As of March 31, 2005 we had working capital of $1,881,923 which represents a increase of $500,775 compared to working capital at June 30, 2004, primarily due to a reduction in debt and an increase in receivables on higher sales and royalties.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been i) derived from the our audited financial statements as at and for the fiscal years ended June 30, 2004, 2003, and 2002, ii) is prepared in accordance with accounting principles generally accepted in the United States, and iii) is stated in United States dollars.

For the year ended June 30	2004 ($)	2003 ($)	2002 ($)
Income Statement Data
Revenues	4,074,577	3,129,101	3,363,349
Loss from operations	(42,387)	(272,578)	(56,414)
Income (loss) before discontinued operations and extraordinary items	4,124,171	1,558,270	(228,673)
Income (loss) for the year	6,076,734	1,558,270	(228,673)

Loss per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	1.01	0.41	(0.06)
Diluted	1.00	0.41	(0.06)
Income (Loss) for the year
Basic	1.49	0.41	(0.06)
Diluted	1.48	0.41	(0.06)

Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	6,095,950	3,466,586	1,760,879
Working capital (deficiency)	1,381,148	1,969,314	(2,843,009)
Long-term liabilities	688,139	4,474,576	1,185,081
Total liabilities	2,085,117	5,604,564	5,447,655
Capital stock	27,432,100	27,367,615	27,367,715
Stockholders’ equity (deficiency)	4,010,833	(2,173,978)	(3,686,776)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $267,652, and $937,934 for the 2003 and 2004 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1,699,000 in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1,699,000 and 1,500,000, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately 3.4 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Payroll and benefits	$643,228	$546,782
Raw materials and supplies	788,192	734,737
Allocations and other expenses	630,489	511,574

	$2,061,909	$1,793,093

Sales and Marketing:	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Consulting fees	$132,942	$143,432
Depreciation and amortization	935	488
Office, insurance, and supplies	34,787	25,082
Promotion and Advertising	191,301	107,210
Rental and utilities	1,521	844
Travel and entertainment	9,097	14,503
Wages and benefits	164,705	178,915
Allocated expenses	131,652	107,768

	$666,940	$578,242

General and administrative:	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Consulting fees	$179,908	$125,139
Bad debts	9,615	19,800
Depreciation and amortization	22,128	51,536
License, taxes, and regulatory fees	45,872	44,810
Office, insurance, and supplies	109,017	156,559
Professional fees	127,853	145,007
Rental and utilities	246,973	235,519
Travel and entertainment	17,974	17,776
Wages and benefits	331,871	276,243
Allocated expenses	(500,628)	(414,172)

	$590,583	$658,217

Common shares issued, options granted, escrowed shares

As at the Report Date, the Company had the following:

Share Capital

Authorized Share Capital:	100,000,000 common shares without par value
100,000,000 Preference “A” shares at a par value of Cdn.$10 each
100,000,000 Preference “B” shares at a par value of Cdn.$50 each
Issued Share Capital:	4,193,815 common shares
Shares in escrow:	None

Convertible securities

None

Options

Options outstanding:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn.$	0.25	May 6, 2006
80,000	80,000	Cdn.$	0.62	December 9, 2008
145,000	138,750	US $	0.48	December 9, 2008
45,000	45,000	Cdn.$	0.95	March 3, 2009
80,000	80,000	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010
380,000	380,000

Warrants

None

Results of Operations

Current Quarter

During the three months ended March 31, 2005 (the “Current Quarter”) we earned net income before extraordinary items of $272,206 compared to a net income before extraordinary items of $64,047 for the three months ended March 31, 2004 (the “Prior Quarter”). The increase in profit during the Current Quarter of $208,159 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $202,153 (95%) to $414,207 in the Current Quarter as compared to $212,054 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase gross margin of $166,059 on higher sales during the Current Quarter, (iii) a increase in expenses of $66,102 described below, (iv) a decrease in interest and other expenses of $1,551, and (v) a increase in income tax expense of $95,502 associated with increased amortization of deferred tax assets on higher income. Sales during the Current Quarter were $1,270,592 an increase of $247,252 (24%), as compared to sales of $1,023,340 during the Prior Quarter. The increase primarily reflects continued growth in sales of the C-Vue brand of multifocal and toric multifocal contact lenses sold directly to eye care professionals, offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon EW and Aquaflex brands from CIBA Vision at the end of February 2005 that accounted for approximately 5% of sales during the Current Quarter. Gross margin increased from 35.8% in the Prior Quarter to 41.9% in the Current Quarter due to a shift in product mix.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to a increase in sales and marketing expenses of $72,669, which was partially offset by a decrease in administration expenses of $10,619. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations, offset by increased legal, professional and consulting fees associated with general regulatory compliance issues and investor relations.

Year to Date

During the nine months ended March 31, 2005 (the “Current Period”) we earned net income before extraordinary items of $722,669 compared to a net income before extraordinary items of $265,005 for the nine months ended March 31, 2004 (the “Prior Period”). The increase in profit during the Current Period of $457,664, as compared to the Prior Period, was primarily due to (i) an increase in royalty income of $534,703 (86%) to $1,158,424 in the Current Period as compared to $623,721 in the Prior Period derived from the license agreement with Bausch & Lomb, (ii) an increase gross margin of $176,060 on higher sales during the Current Period, (iii) a increase in expenses of $28,751 described below, (iv) a increase in interest and other expenses of $677 (v) a increase in income tax expense of $223,671 associated with increased amortization of deferred tax assets on higher income. Sales during the Current Period were $3,402,271, an increase of $444,876 (15%), as compared to sales of $2,957,395 during the Prior Period. The increase primarily reflects continued growth in sales of the C-Vue brand of multifocal and toric multifocal contact lenses sold directly to eye care professionals, offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon EW and Aquaflex brands from CIBA Vision at the end of February 2005 that accounted for approximately 2% of sales during the Current Period. Gross margin remained constant at 39.4% for the Current and Prior Period.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to a increase in sales and marketing expenses of $88,698 and a decrease in administration expenses of $67,634. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations offset by increased legal, professional and consulting fees associated with general regulatory compliance issues and investor relations.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003	June 30, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,270,592	1,021,725	1,109,954	1,117,182	1,023,340	930,235	1,003,820	877,869
Operating income (loss) for the quarter	32,812	(11,900)	13,422	70,588	(67,145)	(50,446)	4,616	(85,596)
Income (loss) before discontinued operations and extraordinary items	272,206	210,153	240,310	3,859,166	64,047	108,795	92,163	1,748,902
Income (loss) for the period	272,206	210,153	240,310	3,800,561	64,047	2,119,963	92,163	1,748,902
Income (loss) per common share outstanding – basic and diluted
Income (loss) before discontinued operations and extraordinary items
Basic	0.06	0.05	0.06	0.93	0.02	0.03	0.02	0.46
Diluted	0.06	0.05	0.05	0.92	0.02	0.03	0.02	0.46
Net income (loss) for the period
Basic	0.06	0.05	0.06	0.91	0.02	0.52	0.02	0.46
Diluted	0.06	0.05	0.05	0.90	0.02	0.52	0.02	0.46

The financial data presented above is i) derived from the Company’s financial statements, ii) is prepared in conformity with accounting principles generally accepted in the United States, and iii) is stated in United States dollars. Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent. of Bausch and Lomb’s product sales utilizing the technology. We recorded royalty income in certain of the above quarters as follows:

Quarter ended	Royalty income ($)
Dec 31, 2002	37,400
Mar 31, 2003	84,000
Jun 30, 2003	146,253
Sep 30, 2003	206,438
Dec 31, 2003	205,229
Mar 31, 2004	212,054
Jun 30, 2004	313,673
Sep 30, 2004	357,234
Dec 31, 2004	386,983
Mar 31, 2005	414,207

In the quarter ending June 30, 2003 we recorded $1.7 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income during the quarter ending June 30, 2003 by $1.7 million.

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004.

In the quarter ending June 30, 2004 we recorded approximately 3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2005, the Company had working capital of $1,881,923 representing an increase of $208,884 from our working capital at December 31, 2004. Positive cash flow from operating activities totalled $241,388 in the Current Quarter as compared to $378,523 in the Prior Quarter primarily due to royalty payments form Bausch and Lomb offset by increased inventory acquired from CIBA Vision during February of 2005. We primarily used our cash flow from operations for the repayment of long-term debt of $517,406 and the purchase of capital assets in the amount of $12,975.

Year to Date

As of March 31, 2005, the Company had working capital of $1,881,923 representing an increase of $500,775 from our working capital at June 30, 2004. Positive cash flow from operating activities totalled $840,544 in the Current Period as compared to $626,101 in the Prior Period primarily due to royalty payments form Bausch and Lomb offset by increased inventory acquired from CIBA during February of 2005. We primarily used our cash flow from operations for the repayment of long-term debt of $927,531 and the purchase of capital assets in the amount of $36,833.

Related Party Transactions

During the nine months ending March 31, 2005, we incurred $4,479 (2003 - $3,360) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $22,274 (2003 - $26,459) on a note payable owed to Uniinvest Holdings AG, a related financial institution. On March 28, 2005, the Company prepaid the remaining $325,000 balance on a term note with Uniinvest Holding AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the quarter ending March 31, 2005, the Company’s C-Vue brand of products accounted for approximately 64% of sales. The C-Vue brand of products is based on a unique patented design. These products are distributed as (i) the C-Vue, a blister-packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP, a Gas Permeable lens, (iii) the C-Vue55, a custom lathed soft lens manufactured out of a higher water content material and (iv) the C-Vue55 Toric Multifocal lens for presbyopic patients with an astigmatism. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 46% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there is no requirement that the supplier manufacture lenses for us utilizing any material other than the current lens material being supplied. Alternative suppliers for the manufacture of the speciality moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, lens material requirements, or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue family of lenses, as well as solid earnings growth for the fiscal year ending June 30, 2005.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel to provide a full range of investor relations services including assisting the Company in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. The Company pays a monthly consulting fee to Falkner, will reimburse Falkner for their expenses incurred in providing the services, and has granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of $0.48 with a five year term.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper — Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alfred W. Vitale
ALFRED W. VITALE, PRESIDENT